Ballard Power Systems

News Release

Ballard Announces Plans to Dissolve EBARA Ballard Corporation Joint Venture
For Immediate Release – May 24, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced intentions to discontinue operations of EBARA Ballard Corporation. EBARA Ballard Corporation is a joint venture with EBARA Corporation and is focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan.

“As we’ve said in the past, we see residential cogeneration on a longer timeline to commercialization,” said John Sheridan, President and CEO, “This, combined with an increasing investment requirement for continued system development work, has impacted the business case for this program. We believe that this decision is in the best interest of both joint venture parties, along with our shareholders.”

Given the low growth projected for this market in 2009, Ballard does not anticipate a material impact from this decision on its current year financial outlook.

Although Ballard is dissolving the joint venture company for systems development for the Japanese residential cogeneration market, the company believes that opportunities continue to exist in Japan, as well as other international markets, for sales of residential cogeneration fuel cell stack products. Ballard will continue to sell the company’s FCgenTM-1030v3 fuel cell product for applications such as residential cogeneration, including supply of this product to Baxi Innotech GmbH for the German Callux Project.

Ballard and EBARA Corporation will work together over the next 90 days to finalize details of the dissolution of the joint venture. EBARA Corporation will continue to service the EBARA Ballard Corporation fuel cell systems that are already in the field.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.